VIA ELECTRONIC TRANSMISSION
---------------------------
AND FEDERAL EXPRESS
-------------------


February 28, 2006

Ms. Nili Shah
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7116
100 F Street, N.E.
Washington, D.C. 20549

          Re:  Rogers Corporation
               Form 10-K for the Fiscal Year Ended January 2, 2005 Filed March 18, 2005
               Forms 10-Q for the Fiscal Quarters Ended April 3, 2005, July 3, 2005 and October 2, 2005
               File No. 1-4347

Dear Ms. Shah:

     On behalf of Rogers Corporation (the "Company"), set forth below are the responses of the Company to the letter dated February 6, 2006 (the "Comment Letter"), containing the comments of the Staff of the Securities and Exchange Commission to the Company's filings.

     The Company's responses to each of the comments in the Comment Letter are set forth below and are numbered to correspond to the comments set forth in the Comment Letter, which for convenience we have incorporated into this response letter.

Note 8 - Income Taxes
---------------------

Comment 1:

We note your response to comment 2 in our letter dated December 30, 2005. Specifically, that you determined that recording the tax adjustment that resulted from your misapplication of SFAS 109 during the fourth quarter of fiscal 2004 is not material based on your analysis of SAB 99. It remains unclear to us how you arrived at this conclusion based on the following:

o The tax adjustment of $5 million increased net income by 12.5% and 52.1% for fiscal year 2004 and the fourth quarter of fiscal 2004, respectively.
o The tax adjustment impacts the trend of net income as a percent of sales, a ratio and trend you highlight under Business Overview in MD&A.

It appears to us that you should restate your financial statements to correct your misapplication of SFAS 109 in the appropriate periods.

Response 1:

As previously discussed in our response dated January 24, 2006, the decision to record the deferred tax adjustment to earnings in the fourth quarter of 2004 was based on three primary factors:

(i) Although we believed that the adjustment did not relate to the three-year period being reported within the 2004 10-K filing, notwithstanding the exhaustive efforts undertaken, we could not definitively attribute it to any specific period. Therefore, we felt the prudent action was to include the adjustment in the fourth quarter 2004 results and disclose it with complete transparency.
(ii) The Company believed that this adjustment would not be an impediment to its investors' ability to understand the Company's results given the extensive disclosure transparency and the nature of the adjustment (non-cash, non-recurring, and non-operational). We believe that investors later validated this assumption, as there was not a single inquiry on this matter during the Company's investor conference call, which followed the Company's issuance of its earnings release for the fourth quarter of 2004 and year-end 2004. In addition, the research analysts who follow and report on the Company's current and future results have excluded this adjustment from their models as non-recurring, non-cash, and non-operating. Finally, although this adjustment caused us to significantly exceed our fourth quarter 2004 guidance by the amount implicated by this specific adjustment, the adjustment appears to have had no impact on the stock price on the day of the fourth quarter of 2004 and year-end 2004 earnings release nor within weeks afterward.
(iii) Based primarily on the qualitative criteria in SAB 99, as outlined in our previous response, we determined it was not a material adjustment.

During 2005, we have gone to great lengths to reconcile the Company's deferred tax balances. While we are confident that the adjustment did not relate to recent fiscal periods, we still cannot associate the adjustment to exact reporting periods. However, given our high confidence level that it primarily related to prior periods, although the Company does not believe a restatement is needed, if the Staff feels it would be more appropriate to restate the prior periods, we will comply and restate accordingly. Given the clarity and transparency of previous disclosures, investors' reactions to date (as outlined above), the fact that in the Company's opinion the adjustment was not material based on qualitative factors outlined in SAB 99, and the fact that the Company's 2005 10-K will be filed within the next several weeks, we would propose to include the restatement as part of the 2005 10-K filing and not file an amended 2004 10-K.

Amounts that will be affected, should we make the restatement within the 2005 Form 10-K filing, are included below. The amounts below reflect the adjustment recorded in the fourth quarter 2004, net of the amount that was attributed to 2004 and the additional adjustments identified in 2005 ($1.7 million of additional prior deferred tax liability was identified and recorded in the third quarter 2005 and $0.3 million of additional liability reduction was identified in the fourth quarter 2005 which has not been included in the 2005 reported results; thus the net carry back adjustment identified in 2005 commensurate with completing the internal control remediation was a net increase to deferred tax liability of $1.4 million stemming from prior periods). The adjustment to the opening shareholders equity for 2004 represents the $4.8 million adjustment in 2004 less the amount identified in 2005, $1.4 million, or a net prior period adjustment in 2004 of $3.4 million.

----------------------------------------------------------------------------------------------------------
(Millions)              3rd Quarter  Full Year 2005   4th Quarter   Full Year      Full Year     Full Year
                           2005       (Preliminary)      2004         2004            2003          2002
----------------------------------------------------------------------------------------------------------
Net income, as reported    $8.2          $14.0           $9.6         $40.1           $26.3         $18.6
----------------------------------------------------------------------------------------------------------
Tax expense adjustment     $1.7           $1.7          ($4.8)        ($4.8)           $0.1         ($0.3)
----------------------------------------------------------------------------------------------------------
Net income, as adjusted    $9.9          $15.7           $4.8         $35.3           $26.4         $18.5
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------
Beginning of the period                 $281.4                       $226.9          $183.0        $163.1
shareholders equity, as
reported
----------------------------------------------------------------------------------------------------------
Tax expense adjustment                   ($1.4)                        $3.4            $3.3          $3.6
----------------------------------------------------------------------------------------------------------
Beginning of period                     $280.0                       $230.3          $186.3        $166.7
shareholders equity, as
adjusted
----------------------------------------------------------------------------------------------------------
NOTE - Full year 2005 includes the fourth quarter of 2005, which has not been reported; these numbers are therefore preliminary and subject to change. Fourth quarter 2004 and third quarter 2005 shareholders equity at the beginning of the quarter is not required to be disclosed by the 10-K rules.

Note 11 - Business Segment and Geographic Information
-----------------------------------------------------

Comment 2:

We note your response to comment 4 in our letter dated December 30, 2005. It remains unclear to us how you continue to believe that the aggregation of your operating segments as presented in your fiscal year 2004 Form 10-K and your intended presentation in your fiscal year 2005 form 10-K fully comply with paragraph 17 of SFAS 131, including similar economic characteristics.

Specifically:

o High Performance Foams: Polyolefin foams' net sales trends, operating margins and gross profit margins are all negative and are not similar to the other operating segments in this reportable segment in any period.
o High Performance Foams: Absent explanation, it is not clear that Poron and Bisco are economically similar based on the following:
     o Net sales growth rates for Poron and Bisco appear to be trending differently during certain periods.
     o Operating margins for Poron and Bisco appear to be growing farther apart and are not trending similarly for fiscal years 2005 - 2001.
     o Gross margins for Poron and Bisco appear to be trending differently for fiscal years 2005 and 2004.
o Printed Circuit Materials: High frequency and Flexible printed do not appear to be economically similar based on the following:
     o Net sales growth rates are not within a reasonable range of each other.
     o Operating margins for fiscal year 2005 are not within a reasonable range of each other.
     o Gross profit margins are not within reasonable ranges and are not trending similarly.
o Other: Notwithstanding your response letter, confirm that these segments are aggregated based on paragraphs 20 and 21 of SFAS 131.

Please address these differences and explain to us why the operating segments in each of these reportable segments have similar long-term economic characteristics. As a reminder, if you are able to demonstrate the similarity in long-term economic characteristics, your MD&A discussion and analysis should clearly explain deviations in trends of operating segments you aggregate. Otherwise, it appears you should restate your reportable segments to fully comply with SFAS 131.

Response 2:

The Company continues to believe that its current aggregation of operating segments is appropriate based on the fact that the long-term economic characteristics of each of these segments are similar. Although the short term results of each segment may vary based on a number of circumstances, including market conditions, capacity issues, material pricing, and the like, the sales growth and operating performance, when considered on a long-term basis, project the narrowing of certain short-term trends and the continued migration of its businesses in a manner that leads the Company to conclude that these operating segments are economically similar.

Specific to the trend questions from the Staff, the High Performance Foams (polyurethane and silicone foams) and Printed Circuit Materials (high frequency and flexible circuit materials) segments' financial results are highly dependant on many factors, which collectively make the operating segments within these reportable segments economically similar from a long term perspective (although it is quite common to see variation due to the factors discussed below).

As to sales trends and compounded annual growth rates ("CAGR"), the respective products within each of the segments are sold into the same markets, which make them equally susceptible to market risks such as inflation, overbuild in the supply channel, competitive developments, and timing of application life cycles. These factors can greatly affect the segments' sales as a whole and can have variant effects on the products within the segments.

As to product and operating costs, each of the operating segments all:
o have very low material and labor costs but are very capital intensive; thus, respective profitability is highly dependent on capacity utilization and operating leverage;
o are application-specific in terms of product specifications; thus, cost models and product life cycles can vary greatly;
o have similar raw materials and thus are subject to similar material pricing trends; and,
o are generally able to command relatively high gross margins due to technology differentiation (although this depends highly on product life cycles, competitive developments, and market trends).

As with sales trends, it is common for these segments as a whole and the products within the segments to experience variant periods in operating cost trends. One predominant factor with these businesses that affects their results is capacity utilization and overhead leverage, given the capital-intensive nature of the production process. As each of these businesses reach 80% or more capacity utilization, it is quite common for them to reach mid to high 40s in gross margin percentage and low to mid 20s in operating margin percentage. In the case of flexible printed circuit materials and silicone foams, in years where they have experienced similar high capacity utilization rates they have trended with similar gross and operating margins as high frequency printed circuit materials and polyurethane foams (some periods that demonstrate this are pointed out in the specific response below). While we foresee growth in all the aforementioned businesses, we see higher growth levels in the margin rates for flexible printed circuit materials and silicone foams than in high frequency materials and polyurethane foams, thus these businesses should trend even closer in regards to financial performance in the near term.

As stated above, it is common for the products and operating segments within these reporting segments to experience variant results depending on the multitude of factors as outlined above.

Even with some variant results, over the long term we believe they have and will continue to be similar economically given the similar market risks, similar operating cost nature, and actual and forecasted results. Fundamentally, capacity utilization is a strong factor in actual margins but given the multitude of similar factors within the economic environment of these businesses (as described above), we do not believe that the effect of capacity utilization should be an unfairly weighted factor in determining whether these businesses are economically similar for purposes of SFAS 131.

For purposes of this discussion, we have provided relevant financial information for the past three years (2003 - 2005) and the next three years (2006 - 2008) to give an adequate picture of how these operations have historically trended and how we believe they will trend in the future based on our strategic forecasts (see the financial information included as Attachment A).

The bullets below specifically correlate to the bullets within the Staff's comment above.

o High Performance Foams - Polyolefin Foams: As previously disclosed, polyolefins relate to a technology acquisition in 2002, which required significant effort to integrate and develop. At the time of acquisition, we believed this operating segment met the SFAS 131 aggregation criteria (given its status at acquisition and long term financial forecasts); accordingly, it was included with the High Performance Foams reportable segment. In 2005, we determined that it was not feasible for the Company to reach its forecasted potential with this business, therefore we restructured the business and took an impairment charge in the second quarter of 2005. More recently we concluded that even the reduced scope of operations is now questionable in terms of its strategic outlook. The current sales forecast for 2006 is effectively flat from 2005 sales of $7.8 million. As a result of these changes in the business, we now believe the polyolefins operating segment no longer meets the aggregation criteria and therefore the Company intends to include this operating segment with the Company's other operating segments that do not meet the quantitative thresholds set forth in paragraph 18 of SFAS 131. These other operating segments were outlined in our previous response and will be included in a new segment called "Other".

o    High Performance Foams - Poron/Bisco (Polyurethane and Silicone Foams)
     o Based on the financial information included in Attachment A, for the 2003 to 2008 period, polyurethanes and silicone foams revenues are expected to achieve a 13.3 % and 11.1% CAGR, respectively. We believe these long-term growth rates are substantially similar.
     o Based on the financial information included in Attachment A, for the 2003 to 2008 period, polyurethane and silicone foams are expected to achieve variant operating results; highly attributable to the sold out capacity status and respective overhead leverage effect for polyurethanes where, for strategic reasons, we have chosen to expand capacity selectively. As to silicones, due to a number of factors, we have had to expand capacity but have not achieved sold out status related to this additional capacity for extended periods of time. Therefore, even though sales of silicone products increased 38% in 2004, silicones still experienced a decrease in margin rate given the step function of the capacity investment. Nevertheless, we believe given certain market developments and recent significant sales strength experienced in silicones, which we expect to continue, and given a slight deterioration in expected margins for polyurethanes, as a result of planned capacity expansion in the short term (effect could be greater; highly dependent on experience in start up effort), we believe the operating margins for the two businesses will continue to trend closer.

     o Based on the financial information included in Attachment A, gross margin for silicones and polyurethanes was within three percentage points in 2003; expected to be within seven percentage points of one another in 2007 (if not sooner); and within one percentage point of one another by 2008 (if not sooner). Also, although not included in the attachment, these businesses ran effectively at the same gross margins in 2001 (*%). As with operating margins, the key variant factor has been the unsustainable sold-out capacity utilization status in polyurethanes. However, given short-term capacity expansion planned in polyurethanes, which will cause a deterioration in polyurethane margins, and continued sales strength foreseen in the short-term for silicones, which will generate increased margin improvement, we believe these businesses will continue to trend closer. Due to a high level of similarity (products, manufacturing processes, and market dynamics), these segments tend to run at similar margins even more than others when running at similar capacity rates.

o Printed Circuit Materials - High Frequency and Flexible Printed Circuit Materials
     o Based on the financial information included in Attachment A, for the 2003 to 2008 period, high frequency and flexible printed circuit materials revenues are expected to achieve a 14.6% and 17.9% CAGR respectively. We consider these to be substantially similar.
     o Based on the financial information included in Attachment A, for the 2003 to 2008 period, operating margin for high frequency and flexible printed circuit materials was within seven percentage points of one another in 2003; was within 4 percentage points in 2004; is expected to be within six percentage points in 2007; and, is expected to be within two percentage points in 2008. Also, although not provided in the attachment, these businesses ran at the same operating margin level (12%) in 2002. As within the High Performance Foams segment, the biggest factor driving some variation in the recent margin results is the higher capacity utilization achieved in high frequency. Overall, acknowledging the significant effect of variant capacity utilization, we believe the operating margins for these businesses are relatively similar and will continue to trend closer, especially as sales volumes grow in flexible circuit materials.

     o Based on the financial information included in Attachment A, for the 2003 to 2008 period, gross margin for high frequency and flexible printed circuit materials are expected to be within seven percentage points of one another in 2007 and within two percentage points of one another in 2008. As with operating margin, the biggest driver in variant gross margin has been operating leverage. Due to similarities in material and labor costs, these businesses tend to trend closer in gross margins when they run at similar capacity utilization run rates. Due to an unexpected significant spike in flexible sales in 2004 (108% growth from 2003), we were forced to outsource a large portion of the incremental business at lower than average margins and make significant capacity investments which will yield returns as the business grows (given the step function of such investments). Overall, we believe these are relatively similar and given sales projections for flexible, we expect them to trend even closer in the short term.

o Other: The proposed "Other" category, which includes those operating segments that do not meet the quantitative threshold of paragraph 18 of SFAS 131 collectively, (including polyolefins), represent $42 million in sales for 2005, which is 12% of the Company's total sales. Thus, the three reportable segments, excluding this group, as outlined in the recent response, constitute 88% of the Company's total sales for 2005. Information about these "Other" businesses' activities shall be combined and disclosed in an all "Other" category separate from other reconciling items in the reconciliations required by paragraph 32 of SFAS 131. The sources of revenue in this "Other" category will be described in our segment disclosure. Therefore, we confirm that these segments are aggregated based on paragraphs 20 and 21 of SFAS 131.

Based on the above, as well as the information and conclusions the Company has drawn and outlined in our previous response, we believe that the operating and reportable segments outlined in the January 24th, 2006 response, allowing for the one change noted above with regard to polyolefins, meet the requirements of SFAS 131. Our 2005 Form 10-K filing will include required comparative aggregation of the segments to allow for appropriate understanding of current results and appropriate MD&A disclosures.

General Restatements
--------------------

Comment 3:

If you determine that you should restate your financial statements to comply with our comments, please address the following items:

o If you conclude that your prior filings should not be relied upon due to an error, please be advised that you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of your conclusion.
o Please tell us when you will file any amendments. We remind you that if you file a restated Form 10-K and Forms 10-Q you should appropriately address the following:
     o    An explanatory paragraph in the reissued audit opinion;
     o    Full compliance with SFAS 154, paragraphs 25 and 26;
     o Fully update all affected portions of the documents, including MD&A, selected financial data and quarterly financial data;
     o    Updated Item 9A disclosures; and
     o    Updated certifications.

Response 3:

Based on the Company's responses to Comment 1 and Comment 2 above, the Company will address the Staff's specific comments related to the potential restatement noted in Comment 3 above in their 2005 Form 10-K filing.

Please telephone me at 860-779-5508, or our attorney, Andrew J. Merken, Esq. of Burns & Levinson LLP, Boston, MA at 617-345-3740, with any questions or comments you may have.

                                                     Very truly yours,

                                                     /s/  Dennis M. Loughran
                                                     -----------------------
                                                     Dennis M. Loughran
                                                     Vice President, Finance and
                                                     Chief Financial Officer

cc:  Robert D. Wachob, President and Chief Executive Officer
     Robert M. Soffer, Vice President, Treasurer and Secretary
     Paul B. Middleton, Corporate Controller
     Debra J. Granger, Director, Corporate Compliance and Control
     Ronald J. Pelletier, Manager, Financial Reporting
     Tracey Houser, Staff Accountant, Securities and Exchange Commission Anne McConnell, Securities and Exchange Commission
     Sean Lynch, Ernst & Young
     Kevin Higgins, Ernst & Young
     Andrew J. Merken, Esq., Burns & Levinson LLP

Attachment A
Supplemental Financial Information

                       Sales Actual                       Sales Plan
                       ------------------------------                                        CAGR
                         2003       2004       2005          2006       2007       2008      03-08
                       ---------------------------------------------------------------------------
  PRINTED CIRCUITS
---------------------
  ACM-high frequency     [ * ]      [ * ]      [ * ]         [ * ]       [ * ]     [ * ]     14.6%
  ACM-flexible           [ * ]      [ * ]      [ * ]         [ * ]       [ * ]     [ * ]     17.9%

  HIGH PERF FOAMS
---------------------
  HPF-polyurethanes      [ * ]      [ * ]      [ * ]         [ * ]       [ * ]     [ * ]     13.3%
  HPF-silicones          [ * ]      [ * ]      [ * ]         [ * ]       [ * ]     [ * ]     11.1%


                       Gross Margin Actual                  GM Plan
                       ------------------------------
                         2003       2004       2005          2006       2007       2008
                       ------------------------------------------------------------------
  PRINTED CIRCUITS
---------------------
  ACM-high frequency     [ * ]%     [ * ]%     [ * ]%        [ * ]%      [ * ]%    [ * ]%
  ACM-flexible           [ * ]%     [ * ]%     [ * ]%        [ * ]%      [ * ]%    [ * ]%

  HIGH PERF FOAMS
---------------------
  HPF-polyurethanes      [ * ]%     [ * ]%     [ * ]%        [ * ]%      [ * ]%    [ * ]%
  HPF-silicones          [ * ]%     [ * ]%     [ * ]%        [ * ]%      [ * ]%    [ * ]%


                       Operating Profit Margin Actual      OPM Plan
                       ------------------------------
                         2003       2004       2005          2006       2007       2008
                       ------------------------------------------------------------------
  PRINTED CIRCUITS
---------------------
  ACM-high frequency     [ * ]%     [ * ]%     [ * ]%        [ * ]%     [ * ]%     [ * ]%
  ACM-flexible           [ * ]%     [ * ]%     [ * ]%        [ * ]%     [ * ]%     [ * ]%

  HIGH PERF FOAMS
---------------------
  HPF-polyurethanes      [ * ]%     [ * ]%     [ * ]%        [ * ]%     [ * ]%     [ * ]%
  HPF-silicones          [ * ]%     [ * ]%     [ * ]%        [ * ]%     [ * ]%     [ * ]%


NOTE - Significant plant expansions planned in Asia for polyurethane foams and high frequency circuit materials in 2007.

[ * ] CONFIDENTIAL TREATMENT REQUESTED